UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 25, 2016, announcing its final financial results for the half year ended June 30, 2016.

The information contained in this Report on Form 6-K, except for the commentary by Chief Executive Officer Paddy Rodgers, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: October 13, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

FINAL HALF YEAR RESULTS 2016
HIGHLIGHTS

•	Acquisition of 2 VLCC resales for USD 84.5m each
•	Interim dividend of USD 0.55 to be paid in September
•	Q3 tanker trading remains weak in line with seasonal trading pattern – now likely to impact into Q4

ANTWERP, Belgium, 25 August 2016 – During its meeting of 24 August 2016, the Board of Directors of Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") approved the final condensed consolidated financial statements for the period ended 30 June 2016. This press release also refers to the press release distributed on 28 July 2016.

Paddy Rodgers, CEO of Euronav said: "We are delighted to announce the acquisition of two new high specification VLCC ex yard resale vessels for USD 84.5m each. The tanker market is at an important stage in its evolution with asset prices at historically low levels primarily as a result of limited access to financing becoming increasingly selective and favoring industrial players like Euronav. This phase provides an opportunity for Euronav to add shipping days at low cost in a disciplined manner without issuance of new shares or excessive additional leverage. This is a good opportunity to be acquisitive and act in the best interests of the business and the long term investors.

As highlighted in our press release on 28 July 2016, the third quarter is proving to be challenging. The seasonality impacting freight rates has been exacerbated by the persistence of additional short term disruptive factors such as oil production outages in West Africa and new tonnage added to the global fleet. Whilst the underlying fundamentals for the medium and longer term crude tanker markets remain constructive it is anticipated that the current market conditions will impact the fourth quarter."

For the first half of 2016 the Company had a net result of USD 153.7 million or USD 0.97 per share (first half 2015: USD 173.2 million and USD 1.13 per share). Proportionate EBITDA for the same period was USD 298.6 million (first half 2015: USD 316.1 million).

NOTES ON THE DIVIDEND

In April 2015, we adopted our current "return to shareholders" policy, pursuant to which we intend to distribute to our shareholders 80% of our annual net consolidated profit (excluding exceptional items such as gains on the disposal of vessels). Notwithstanding the adoption of this policy, our Board of Directors' primary obligation remains to act in the best interest of the Company and in doing so our Board of Directors always considers alternatives for use of cash that might otherwise be distributed as dividends.

This may include the purchase by us of our own shares, the accelerated amortization of debt or the acquisition of vessels which we consider at that time to be accretive to shareholders' value. Dividends, if any, will be paid in two instalments: first as an interim dividend, then as a balance payment corresponding to the final dividend and the interim dividend payout ratio may typically be more conservative than the yearly payout of 80% of net consolidated profit.

Pursuant to this policy set out above and considering the acquisition of two additional VLCCs and the limited share buybacks that occurred in the first half of the year, our Board of Directors has approved an interim dividend for the first semester of USD 0.55 per share.

The Euronav Board and management seeks to re-invest the capital base of the Company and therefore excludes capital gains when assessing net income available for distribution. Consequently the Board considered the net income figure to be USD 140 million (EPS USD 0.88 per share) for the first semester from which it has approved an interim dividend of USD 0.55 per share. The Board is therefore deploying retained earnings to partially finance the new acquisitions and maintain liquidity and leverage ratios in line with sound business practice.

DIVIDEND DISTRIBUTION DETAILS

During its meeting of 24 August 2016, the Board of Directors of Euronav approved an interim dividend for the first semester of USD 0.55 per share.

For further detail please visit our investor section on the Euronav website where the policy is articulated in full (www.investors.euronav.com/share/dividend).

The interim dividend of USD 0.55 will be payable as from 30 September 2016. The shares will trade ex-dividend as from 20 September 2016 (record date 21 September 2016). The interim dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate of the record date. In view of this interim dividend payment, investors are reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from 19 September 2016 at 9 a.m. CET until 22 September 2016 at 9 a.m. CET.

Highlights and activity report for the first half year of 2016

January

On 15 January 2016 Euronav sold the VLCC Famenne (2001 – 298,412 dwt), one of its two oldest VLCC vessels, for USD 38.4 million. The capital gain on that sale of about USD 13.8 million was recorded at delivery on 9 March 2016.

On 26 January 2016 Euronav took delivery of the second vessel of the four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: VLCC Alice (2016 - 299,320 dwt).

As reported on 26 January 2016, Euronav has bought back 500,000 of its own shares in several transactions from 15 January until 25 January 2016 at an average price of EUR 9.5256 per share.

March

On 24 March 2016 Euronav took delivery of the third vessel of the four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: VLCC Alex (2016 - 299,445 dwt).

May

On 12 May 2016 the Annual General Meeting of Shareholders approved the gross dividend of USD 0.82 per share as proposed by the Board of Directors.

On 13 May 2016 Euronav took delivery of the fourth and last vessel of the four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: the VLCC Anne (2016 – 299,533 dwt).

On 20 May 2016 Euronav announced that it had agreed with Bretta Tanker Holdings, Inc. to terminate its Suezmax joint ventures. The joint ventures covered four Suezmax vessels: the Captain Michael (2012 – 157,648 dwt), the Maria (2012 – 157,523 dwt), the Eugenie (2010 – 157,672 dwt) and the Devon (2011 – 157,642 dwt). Euronav has assumed full ownership of the two youngest vessels, the Captain Michael and the Maria, and Bretta has assumed full ownership of the Eugenie and the Devon.

June

On 2 June 2016 Euronav announced the start of a commercial joint venture with Diamond S Management LLC and Frontline Ltd. under the name Suezmax Chartering. The aim of the joint venture is to create a single point of contact for cargo owners to access a large fleet of 43 modern Suezmax vessels, including newbuildings, operated on the spot market.

As reported on 1 July 2016, Euronav has bought back 192,415 of its own shares in transactions on 24 June 2016 and 27 June 2016 at an average price of EUR 7.9423.

Subsequent events

On August 16, 2016, Euronav entered into a binding agreement for the acquisition through resale of two VLCCs which are completing construction at Hyundai Heavy Industries for an aggregate purchase price of USD 169 million or USD 84.5 million per unit.

Given the volatility of the tanker markets, the Board of Euronav NV has carefully reviewed all potential impairment indicators such as the freight environment as well as the current market value of the fleet compared to its carrying amount. Based on this review, the Board of Directors concluded that no impairment test was required at 30 June 2016. The Board will continue to closely monitor developments in the tanker market and review possible impairment indicators again at each reporting date.

The Board of Directors, represented by Carl Steen, its Chairman, and the Executive Committee, represented by Paddy Rodgers, Chief Executive Officer and Hugo De Stoop, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge, the condensed consolidated interim financial statements for the six months ended 30 June 2016 which have been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the European Union, give a true and fair view, of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation as a whole. The half year management report includes a fair presentation of the important events that have occurred during the first half year and of the major transactions with the related parties, and their impact on the condensed consolidated interim financial statements, together with a description of the principal risks and uncertainties for the remainder of the financial year.

On behalf of the Board of Directors:

Paddy Rodgers Chief Executive Officer	Carl Steen Chairman of the Board of Directors

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
                                                                      *   *
Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Half year report 2016 available on website: Wednesday, 31 August 2016
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 55 double hulled vessels being 1 V-Plus vessel, 30 VLCCs (of which 1 in 50%-50% joint venture), two VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 20 Suezmaxes (of which two are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
(in thousands of USD except per share amounts)

	Note	June 30, 2016	December 31, 2015
ASSETS

Non-current assets
Vessels	8	2,592,723	2,288,036
Assets under construction	8	−	93,890
Other tangible assets	8	853	1,048
Prepayments	8	5	2
Intangible assets	-	202	238
Receivables	-	174,818	259,908
Investments in equity accounted investees	20	26,721	21,637
Deferred tax assets	-	762	935

Total non-current assets		2,796,084	2,665,694

Current assets
Trade and other receivables	17	174,662	219,080
Current tax assets	-	151	114
Cash and cash equivalents	-	100,488	131,663
Non-current assets held for sale	6	−	24,195

Total current assets		275,301	375,052

TOTAL ASSETS		3,071,385	3,040,746

EQUITY and LIABILITIES

Equity
Share capital	-	173,046	173,046
Share premium	-	1,215,227	1,215,227
Translation reserve	-	206	(50)
Treasury shares	11	(16,102)	(12,283)
Retained earnings	-	552,074	529,809

Equity attributable to owners of the Company		1,924,451	1,905,749

Non-current liabilities
Bank loans	13	965,056	952,426
Other payables	14	534	590
Employee benefits	-	2,114	2,038
Provisions	-	205	436

Total non-current liabilities		967,909	955,490

Current liabilities
Trade and other payables	14	70,475	79,078
Tax liabilities	-	98	1
Bank loans	13	108,125	100,022
Provisions	-	327	406

Total current liabilities		179,025	179,507

TOTAL EQUITY and LIABILITIES		3,071,385	3,040,746

Condensed consolidated statement of profit and loss
(in thousands of USD except per share amounts)

	Note	2016	2015
		Jan. 1 - Jun. 30, 2016	Jan. 1 - Jun. 30, 2015
Shipping revenue
Revenue	7	404,450	416,529
Gains on disposal of vessels/other tangible assets	8	13,821	2,128
Other operating income	-	3,702	4,296
Total shipping revenue		421,973	422,953

Operating expenses
Voyage expenses and commissions	9	(24,855)	(37,665)
Vessel operating expenses	10	(80,091)	(76,779)
Charter hire expenses	-	(11,010)	(13,726)
Loss on disposal of vessels/other tangible assets	8	(2)	(2)
Loss on disposal of investments in equity accounted investees	19	(24,150)	−
Depreciation tangible assets	8	(109,447)	(101,688)
Depreciation intangible assets	-	(50)	(11)
General and administrative expenses	-	(21,721)	(21,126)
Total operating expenses		(271,326)	(250,997)

RESULT FROM OPERATING ACTIVITIES		150,647	171,956

Finance income	-	1,884	389
Finance expenses	-	(20,958)	(27,424)
Net finance expenses		(19,074)	(27,035)

Share of profit(loss) of equity accounted investees (net of income tax)	20	22,276	25,015

PROFIT (LOSS) BEFORE INCOME TAX		153,849	169,936

Income tax benefit (expense)	-	(159)	3,315

PROFIT (LOSS) FOR THE PERIOD		153,690	173,251

Attributable to:
Owners of the company	-	153,690	173,251

Basic earnings per share	12	0.97	1.13
Diluted earnings per share	12	0.97	1.11

Weighted average number of shares (basic)	12	158,359,054	153,071,800
Weighted average number of shares (diluted)	12	158,575,911	155,915,594

Condensed consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

	Note	2016	2015
		Jan. 1 - Jun. 30, 2016	Jan. 1 - Jun. 30, 2015

Profit/(loss) for the period		153,690	173,251

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	-	256	(391)
Equity-accounted investees - share of other comprehensive income	20	548	718

Other comprehensive income, net of tax		804	327

Total comprehensive income for the period		154,494	173,578

Attributable to:
Owners of the company		154,494	173,578

Condensed consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2015		142,441	941,770	379	−	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	−	−	−	−	−	−	173,251	173,251	−	173,251
Total other comprehensive income	−	−	−	(391)	−	−	718	327	−	327
Total comprehensive income		−	−	(391)	−	−	173,969	173,578	−	173,578

Transactions with owners of the company
Issue of ordinary shares	−	20,324	208,739	−	−	−	(19,357)	209,706	−	209,706
Conversion perpetual convertible preferred equity	−	10,281	64,719	−	−	−	−	75,000	(75,000)	−
Dividends to equity holders	−	−	−	−	−	−	(39,656)	(39,656)	−	(39,656)
Treasury shares	−	−	−	−	−	30,708	(23,158)	7,550	−	7,550
Equity-settled share-based payment	−	−	−	−	−	−	967	967	−	967
Total transactions with owners		30,605	273,458	−	−	30,708	(81,204)	253,567	(75,000)	178,567

Balance at June 30, 2015		173,046	1,215,228	(12)	−	(15,354)	451,945	1,824,853	−	1,824,853

	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2016		173,046	1,215,227	(50)	−	(12,283)	529,808	1,905,748	−	1,905,748

Profit (loss) for the period	−	−	−	−	−	−	153,690	153,690	−	153,690
Total other comprehensive income	−	−	−	256	−	−	548	804	−	804
Total comprehensive income		−	−	256	−	−	154,238	154,494	−	154,494

Transactions with owners of the company
Dividends to equity holders	11	−	−	−	−	−	(129,846)	(129,846)	−	(129,846)
Treasury shares	11	−	−	−	−	(3,819)	(2,338)	(6,157)	−	(6,157)
Equity-settled share-based payment	11	−	−	−	−	−	212	212	−	212
Total transactions with owners		−	−	−	−	(3,819)	(131,972)	(135,791)	−	(135,791)

Balance at June 30, 2016		173,046	1,215,227	206	−	(16,102)	552,074	1,924,451	−	1,924,451

Condensed consolidated statement of cash flows
(in thousands of USD except per share amounts)

	Note	2016	2015
		Jan. 1 - Jun. 30, 2016	Jan. 1 - Jun. 30, 2015
Cash flows from operating activities
Profit (loss) for the period		153,690	173,251

Adjustments for:		116,750	99,507
Depreciation of tangible assets	8	109,447	101,688
Depreciation of intangible assets	-	50	11
Loss (gain) on disposal of investments in equity accounted investees	19	24,150	−
Provisions	-	(248)	262
Tax (benefits)/expenses	-	159	(3,315)
Share of profit of equity-accounted investees, net of tax	20	(22,276)	(25,015)
Net finance expense	-	19,075	27,035
(Gain)/loss on disposal of assets	8	(13,819)	(2,126)
Equity-settled share-based payment transactions	-	212	967

Changes in working capital requirements		35,804	(55,875)
Change in cash guarantees	-	59	(39)
Change in trade receivables	-	(541)	10,581
Change in accrued income	-	10,441	(12,697)
Change in deferred charges	-	(7,457)	3,737
Change in other receivables	-	45,669	(32,370)
Change in trade payables	-	(800)	16,746
Change in accrued payroll	-	(915)	(620)
Change in accrued expenses	-	(5,174)	(4,348)
Change in deferred income	-	(5,393)	3,062
Change in other payables	-	(158)	(39,927)
Change in provisions for employee benefits	-	73	−

Income taxes paid during the period	-	73	173
Interest paid	-	(16,428)	(33,460)
Interest received	-	98	188
Dividends received from equity-accounted investees	20	778	275

Net cash from (used in) operating activities		290,765	184,059

Acquisition of vessels	8	(199,778)	(271,743)
Proceeds from the sale of vessels	8	38,016	91,065
Acquisition of other tangible assets	8	(43)	(8,114)
Acquisition of intangible assets	-	(15)	(63)
Proceeds from the sale of other (in)tangible assets	8	−	63
Loans from (to) related parties	-	22,047	12,835
Proceeds from capital decreases in joint ventures	20	3,737	1,500
Acquisition of subsidiaries, net of cash acquired	19	(6,755)	−

Net cash from (used in) investing activities		(142,791)	(174,457)

Proceeds from issue of share capital	-	−	229,063
Transaction costs related to issue of share capital	-	−	(19,357)
(Purchase of) Proceeds from sale of treasury shares	11	(6,157)	7,550
Proceeds from new borrowings	13	262,300	338,770
Repayment of borrowings	13	(304,952)	(631,317)
Dividends paid	-	(129,847)	(39,658)

Net cash from (used in) financing activities		(178,656)	(114,949)

Net increase (decrease) in cash and cash equivalents		(30,682)	(105,347)

Net cash and cash equivalents at the beginning of the period	-	131,663	254,086
Effect of changes in exchange rates	-	(493)	(515)

Net cash and cash equivalents at the end of the period		100,488	148,224